Exhibit 99.1

EKSPORT

FINANS

NORWAY

STOCK EXCHANGE NOTIFICATION

February 15, 2012

Standard & Poor’s downgrades Eksportfinans to BB+ with negative outlook

The rating agency Standard & Poor’s issued a press release today, stating their downgrade of Eksportfinans ASA to BB+ with a negative outlook. At the same time the Company was removed from the rating agency’s CreditWatch, on which it was placed following the Norwegian Government’s decision made public on November 18, 2011, to assume responsibility for the government-supported export credit scheme. This scheme had previously been managed by Eksportfinans since 1978.

The rationale for the downgrade is mainly the rating agency’s view that “there is little current government willingness to provide additional extraordinary government support to Eksportfinans”.

Eksportfinans has a good liquidity situation and a solid capital base. Please see the comprehensive investor information issued by the company to the market on November 22, 2011 and the report for the third quarter 2011 published on November 8, 2011 on www.eksportfinans.no for more information on the financial situation. Fourth quarter results for 2011 will be released on March 1, 2012.

For more information, please refer to the press release dated February 15, 2012 from Standard & Poor’s.

Contact information:

Chairman of the Board, Geir Bergvoll, tel: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no President and CEO, Gisele Marchand, tel: +47 22 01 23 70, e-mail: gma@eksportfinans.no EVP Director of Communications, Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no